

Mail Stop 3561

October 7, 2009

Mr. Richard Reincke
President
GWS Technologies, Inc.
15455 North Greenway-Hayden Loop, Suite C4
Scottsdale Arizona 85260

> **RE: GWS Technologies, Inc.**
> **Amendment No. 2 to Item 4.01 Form 8-K**
> **Filed October 6, 2009**
> **File No. 0- 52504**

Dear Mr. Reincke:

    We have reviewed your amended filing and response letter filed October 6, 2009 and have the following comments. We think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Item 4.01 Form 8-K Filed October 6, 2009

1. Please note that the scaled disclosure and reporting requirements for smaller companies were moved from Regulation S-B into Regulation S-K in rule amendments to provide general regulatory relief and simplification for smaller reporting companies. As such, in future filings please comply with the disclosure items in Regulation S-K.

2. Please describe the disagreement disclosed in paragraph (e) to us in further detail. For example, tell us whether you are able to produce the promissory notes requested by your former accounting firm and why the documentation was not provided. In addition, tell us whether you reviewed available documentation and assessed your accounting for promissory notes and related income. If so, tell us the results of your assessment and the basis for your conclusions. If not, please advise.

3. Please acknowledge your obligation to file the former accountant's letter by amendment within two business days of its receipt. If you are unable to obtain the letter from the former accountant, please amend the filing to disclose that fact. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to our comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

Ta Tanisha Meadows
Staff Accountant